UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D-Amendment

Under the Securities Exchange Act of 1934

(Amendment No. 1)

    FOODARAMA CORPORATION
-------------------------------------------------------------
(Name of Issuer)

COMMON STOCK
-------------------------------------------------------------
(Title of class of securities)

  344820105
-------------------------------------------------------------
(CUSIP Number)

    CARL WILLIAM DINGER III
    7 LAKE TRAIL WEST
    MORRISTOWN, NJ 07960
    (973)-408-9377
-------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

NOVEMBER 3, 2000
-------------------------------------------------------------
(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the
following box:
/       /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).




CUSIP No. 344820105

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF
ABOVE
PERSONS (ENTITIES ONLY):

		Carl W. Dinger III*		###-##-####
		Jeffrey E. Dinger*		###-##-####
		Carl W. Dinger Jr.		###-##-####
		Carousel Art Inc.			22-2459709
		Ashley E. Dinger Trust		22-6710058
		Caleigh N. Dinger Trust		22-6710059
		Shelby C. Dinger Trust		22-6739944
		Dinger Marital Trust		22-6746067
		Caleigh N. Dinger Trust		22-6710059

(*individually and as trustee for three separates trust
  FBO Carl W. Dinger III's children)

2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)	/   X   /

(b)	/      /

3. SEC USE ONLY


4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

		PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
TO ITEMS 2(d) or 2(e)

	  	/          /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

		Carl W. Dinger III - USA
		Jeffrey E. Dinger   - USA
		Carl W. Dinger, Jr. - USA
		Carousel Art Inc. - New Jersey Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:





7. SOLE VOTING POWER

		69,266

8. SHARED VOTING POWER

         	     0

9. SOLE DISPOSITIVE POWER

		69,266



10. SHARED DISPOSITIVE POWER

           	0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

		Carl W. Dinger III -   50,300 shares common
		Jeffrey E. Dinger -    10,900 shares common
		Carl W. Dinger, Jr. -   3,000 shares common
		Carousel Art Inc. -  	2,000 shares common
		Ashley E. Dinger Trust -  407 shares common
		Shelby C. Dinger Trust -  759 shares common
		Dinger Marital Trust  -	1,800 shares common
		Caleigh N. Dinger Trust - 100 shares common

12. CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

		/          /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    		6.2%

14. TYPE OF REPORTING PERSON

		IN, CO  (all related)

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned

ITEM 1.		SECURITY AND ISSUER

This statement relates to the Common Stock, $1.00 par value per share ("the shares"), of Foodarama Supermarkets Inc., (the "Issuer"). The principal offices of the issuer are at 922 Highway 33, Building 6, Suite 1, Freehold, NJ 07728.


ITEM 2.		IDENTITY AND BACKROUND

a.) This statement has been filed jointly by Carl W. Dinger III, Jeffrey E. Dinger and Carl W. Dinger, Jr. ("reporting persons") whom are all related. Carl W. Dinger Jr. is the father of Carl W. Dinger III and Jeffrey E. Dinger. Carousel Art Inc. is an entity owned in trust for the benefit of Carl
W. Dinger III and Jeffrey E. Dinger. The three listed bene-ficiaries of the trusts are the children of Carl W. Dinger III, with the trustees being Carl W. Dinger III, Jeffrey E. Dinger, and Brenda L. Dinger.

b.) The principal address of each person or entity in the group is as follows:

		Carl W. Dinger III
		7 Lake Trail West
		Morristown, NJ 07960

		Jeffrey E. Dinger
		4 Fox Hollow Road
		Morristown, NJ 07960

		Carl W. Dinger, Jr.
		55 Loantaka Lane North
		Morristown, NJ 07960

		Carousel Art Inc.
		P.O. Box 150
		Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, Principal business and address of any corporation or other
Organization in which such employment is conducted;

Carl W. Dinger III - Consultant/Officer of Carousel Art Inc.
(address same as in (b.)

Jeffrey E, Dinger - Investments/Officer of Carousel Art Inc.
(address same as in (b.)

Carl W. Dinger, Jr. - Retired/Officer Carousel Art Inc.
(address same as in (b.)

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

f.)	Mr. Carl W. Dinger III, Mr. Jeffrey E. Dinger and Mr.
Carl W. Dinger, Jr. are all citizens of the United States.
Carousel Art Incorporated is incorporated in the State of New Jersey.

ITEM 3.		SOURCE AND AMOUNT OF FUNDS

The source of funds of each of the reporting persons in the group are the personal funds of each individual and in two accounts, borrowings from investment brokerage accounts supported by several equity holdings.

ITEM 4.		PURPOSE OF THE TRANSACTION

This 13D amendment is being filed pursuant to the Dinger Group's change in position with respect to Foodarama Supermarkets Inc. The group believes the shares of Foodarama are priced at a significant discount to the shares of other supermarket operators. Consequently, the group has submitted a shareholder proposal that the group believes will enhance shareholder value. The attached proposal asks for the shareholders at large to recommend to the Board that Management be authorized to repurchase through a "dutch" tender offer approximately $5 million worth of common stock, (approximately 20-25% of the outstanding shares at current prices).

The Dinger Group believes the shares of Foodarama are significantly undervalued for the reasons set forth in the attached proposal and believe this is an opportune time for management to pursue a repurchase of shares


The reporting persons of the group may buy or sell the Issuer's shares depending on market conditions.


ITEM 5.		INTEREST IN THE SECURITIES OF THE ISSUER

As reported in the Issuer's 10Q for the quarter ending 7/29/2000, the issuer had 1,117,290 common shares outstanding. The reporting persons forming the group own an aggregate of 69,266 common shares representing 6.2% of the Issuer's shares outstanding. Each member of the reporting group owns shares individually as follows:

				Carl W. Dinger III	50,300
				Jeffrey E. Dinger		10,900
				Carl W. Dinger, Jr.	 3,000
				Carousel Art Inc.	 	 2,000
				Ashley E. Dinger Trust*    407
				Shelby C. Dinger Trust*	   759
				Dinger Marital Trust	 1,800
				Carl Dinger Trust		   100
					Total			69,266



*Children of Carl W. Dinger III of which Carl W. Dinger III and
Jeffrey E. Dinger and Brenda L. Dinger are trustees.

b.) Each individual retains voting control over their respective holdings with the exception of the trusts. The trust shares are voted by the trustees, Carl W. Dinger III, Jeffrey E. Dinger and Brenda L. Dinger.

c.) Transactions over that past sixty days are as follows, (all purchases):

		1. Carl W. Dinger III:

			Date		Shares		Price

			9/26/00	100			$18.50
			11/3/00	1000			 18.94

2. Carl W. Dinger Jr.

Date		Shares		Price

9/12/00	1000			$19.087
			11/3/00	1000			$19.00


d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Common Stock.

e.) Not applicable.


ITEM 6. 		CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting
Persons, or between the Reporting Persons and any other
Person, with respect to the securities of the Issuer.

ITEM 7.		MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.


SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 3, 2000
_____________________________________________________________
_
DATE

<Carl W. Dinger III, individually, as trustee, and as officer of
Carousel Art Inc.>
_____________________________________________________________
__
SIGNATURE

<Jeffrey E. Dinger, individually, as trustee, and as officer of
Carousel Art Inc.>
_____________________________________________________________
__
SIGNATURE

<Carl W Dinger, Jr., individually and as officer of Carousel
Art
Inc.>
_____________________________________________________________
__
SIGNATURE

<Brenda L. Dinger, as trustee>
_____________________________________________________________
__
SIGNATURE




















					November 2, 2000



Mr. Richard Saker
President
Foodarama Supermarkets Inc.
922 Highway 33
Bldg. 6, Suite 1
Freehold, NJ 07728

Dear Mr. Saker:

I look forward to our meeting tentatively scheduled for November 16, 2000. I am submitting the attached shareholder proposal without first discussing this with you owing to the pendency of the shareholder proposal deadline later this week. I believe you and the management of Foodarama have done an exemplary job in growing the Company in a very competitive environment.

Currently, the shares of Foodarama do not reflect the achievements of management and consequently are significantly undervalued. The reasons for this anomaly are severalfold with the most apparent being the current capitalization of the company. Foodarama is a "micro-capitalization" company leaving it with no analytical following and little institutional interest other than index-type funds.

	A repurchase of shares at today's bargain price is an opportunity given the valuation factors cited in my shareholder proposal.  By purchasing shares in the manner set forth in my proposal, all shareholders opting for liquidity may sell at their option while not forcing the "fairness" opinion required in a management buyout of all shares, (a problem apparently confronted by Foodarama management in the past).  The result of a repurchase would be to increase earnings per share over time as well as other per share measures, eventually creating a higher stock price.  This all can be achieved with minimum disruption to the debt levels of the Company given the high level of free cash flow that will be generated upon completion of the store remodeling program.

	I hope that you will find this proposal an inexpensive method to improve shareholder value. A fellow American Stock Exchange Company utilized this same tender procedure last year and bought back a significant percentage of the float with administrative expenses of only $50,000 to $60,000. I would be happy to arrange a call to that company to discuss procedures etc. at your convenience.

Formally, please accept this proposal for inclusion in the proxy for the shareholders meeting in 2001. The Dinger group in total owns 67,266 shares of Foodarama common stock. We will hold such shares until the proposal is voted on at the annual meeting in 2001 and I plan on presenting the proposal at that meet ing. Please find enclosed proof of such ownership and a significant number of those shares have been held for several years.

	Again, I look forward to meeting with you on November 16, 2000.  If there is a more appropriate method to improve shareholder value, I would be willing to withdraw this proposal upon evidence that such steps will be taken to enhance what appears to be a stock selling at a compellingly inexpensive price.  If you have any questions, please feel free to call me at (973)-408-9377.

	Many thanks.

					Regards,



					Carl W. Dinger III
					7 Lake Trail West
					Morristown, NJ 07960

















































SHAREHOLDER PROPOSAL FOR FOODARAMA 2001 MEETING:
(all data as of Foodarama 10Q period ending July 29, 2000 and price of Food-arama common closing price as of submission date, November 2, 2000 - $18.875/share)

	Whereas, the shareholders of Foodarama commend Management for exemplary operating performance in managing the twenty-two ShopRite Supermarket chain resulting in market share gains and growth in earnings per share;

Whereas, the shareholders feel the improved operating performance has not been reflected in the stock price of Foodarama shares and those shares trade at a significant discount to industry peers across the capitalization horizon;

	Whereas, Foodarama common stock trades at 63.5% percent of its tangible book value of $29.73 and further trades at a more significant discount to the fair market value of the 22 stores less corporate debt (based on the recent purchase of Pennington Inc., a 5-store Wakefern member for $35.6 million in November 1999 by Big-V Supermarkets, source: Big-V Supermarkets 10-Q as of quarter ended June
10, 2000);

	Whereas, Foodarama common trades at a discount to many valuation measures for comparable supermarket operators including: 8.5 times price to trailing 12 month earnings per share (excluding LIFO adjustment which would make the P/E ratio lower), 2.3 multiple of Total Enterprise Value to Earnings before Interest,
Taxes, Depreciation and Amortization (TEV/EBITDA), and at a single digit multiple of free cash flow (without the store remodeling program capital expenditures);

	Whereas, the shareholders at large believe a share repurchase via an amendment to the existing credit agreement may be achieved with little incremental cost and is opportune given the low price of the common stock;

	Be it now therefore resolved, the shareholders of Foodarama recommend that the
Board of Directors authorize Management to negotiate an amendment with lenders allowing for the Company to borrow $5,000,000 and execute a "dutch tender" offer to repurchase approximately 20-25% of the common stock outstanding.

Supporting Statement:

	Foodarama shares (FSM-$18.875) trade at a significant discount to most analytical measures commonly used to value a company's common stock, (see proposal above). Given the large discount and the high level of predictable cash flow generated by Foodarama year to year, this is an opportune time for the Company to partially tender for stock, creating value for shareholders that do not wish to sell and additionally giving shareholders that want to sell an opportunity to benefit from the liquidity created by such a tender offer.

Additionally, with the store remodeling program nearing completion in approximately a year or two and maintenance capital expenditures around $3-4 million per year thereafter, Foodarama will be generating a significant amount of free cash. The high level of free cash may then be utilized to pay off the debt generated by the proposed tender offer and the remainder of the store-
remodeling program.   At the current stock price levels, the opportunity to
retire shares inexpensively is compelling.